Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Todd K. Schiffman

Re:	Henley Park Acquisition Corp—Rule 477 Application for Withdrawal Registration Statement on Form 5-1, Registration No. 333-259756

Dear Mr. Schiffman:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Henley Park Acquisition Corp. (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form S-1 (Registration No. 333-259756) initially filed with the Securities and Exchange Commission (the “Commission”) on September 24, 2021, together with all exhibits thereto (the “Registration Statement”), because the Company has elected to abandon the offering described therein. The Registration Statement was not declared effective and no securities have been issued or sold under the Registration Statement.

Accordingly, the Company requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible.

Please feel free to contact Miguel Payan at (202) 765-3077 if you have any questions regarding this request for withdrawal.

Sincerely,

Miguel Payan
Chief Executive Officer